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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION (d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               IIC INDUSTRIES INC.
                            (NAME OF SUBJECT COMPANY)

                               IIC INDUSTRIES INC.
                        (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   449-628-205
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                FORTUNEE F. COHEN
                                    SECRETARY
                               IIC INDUSTRIES INC.
                               171 MADISON AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 889-7201

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                           SAMUEL F. OTTENSOSER, ESQ.
                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 702-5700


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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                             INTRODUCTORY STATEMENT

         This Recommendation Statement of the Subject Company relates to a tender offer (the "Tender Offer") by CP Holdings Limited, a company organized under the laws of the United Kingdom ("CP Holdings"), to purchase all of the outstanding shares of common stock, $0.25 par value, of IIC Industries Inc. (the "Subject Company"), through CP Holdings' wholly-owned subsidiary Kenyon Phillips Acquisition, LLC. Prior to the commencement of the Tender Offer, CP Holdings beneficially owned, through its wholly-owned subsidiary Kenyon Phillips Limited, approximately eighty percent (80%) of the Subject Company's outstanding shares of common stock.

ITEM 1.  SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the Subject Company is IIC Industries Inc. The Subject Company's principal executive offices are located at 171 Madison Avenue, New York, New York 10016. The telephone number of the Subject Company is (212) 889-7201.

(b) Securities. The securities subject to the Tender Offer are the Subject Company's common stock, $0.25 par value (the "Common Shares"). As of September 30, 2001, there were 5,693,472 Common Shares issued and outstanding, of which CP Holdings beneficially owned 4,484,387.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The name of the filing person is IIC Industries Inc. The filing person's principal executive offices are located at 171 Madison Avenue, New York, New York 10016. The telephone number of the filing person is (212) 889-7201. The filing person is the Subject Company.

(d) Tender Offer. The Tender Offer relates to the Subject Company's common stock, $0.25 par value. The Tender Offer is being made by CP Holdings Limited, an affiliate of the Subject Company. The address of CP Holdings is CP House, Otterspool Way, Watford, Hertfordshire, United Kingdom WD25 8JP.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(d) Conflicts of Interest. CP Holdings is the majority stockholder of the Subject Company. As of September 30, 2001, CP Holdings beneficially owned 4,484,387 of the 5,693,472 issued and outstanding Common Shares. The Chairman of CP Holdings (Sir Bernard Schreier) is also the Chairman of the Board and President of the Subject Company, and an Executive Director (Mr. John Smith) of CP Holdings is also the Chief Financial Officer, Assistant Secretary and a Director of the Subject Company. In addition, an Executive Director (Mr. Robert
Levy) and a Non-Executive Director (Mr. Robert Glatter) of CP Holdings are also Directors of the Subject Company.

During fiscal year 2000, Israel Tractor, a wholly-owned subsidiary of the Subject Company, advanced $3.3 million to CP Holdings, for a period of up to one year, with CP Holdings having an option to renew the loan after giving 30 days prior notice. The loan is linked to the higher of the exchange rate of the U.S. dollar or the increase in the Israeli Consumer Price Index, and bears linked interest, which is charged quarterly, at the annual rate of 4%, based on the linkage terms of the principal of the loan. As of September 30, 2001, the outstanding balance of the loan was $1.5 million.

Other than the foregoing, there are no material agreements, arrangements, or understandings and no actual or potential conflict of interest between the Subject Company, its executive officers, directors or affiliates and CP Holdings, its executive officers, directors or affiliates.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) Solicitation Recommendation. The Subject Company is unable to take a position with respect to the Tender Offer.

(b) Reasons. The conflict of interest as a result of the fact that CP Holdings is the majority stockholder of the Subject Company and a majority of the Subject Company's directors consist of principals and management of CP Holdings.

(d) Intent to Tender. Fortunee F. Cohen, Secretary of the Subject Company and beneficial owner of 96 Common Shares, and the Estate of Gideon Schreier, a 10% stockholder of CP Holdings and record owner of 68,000 Common Shares, have indicated their intention to tender their shares in the Tender Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The Board of Directors of the Subject Company appointed the Subject Company's sole independent director (the "Independent Director") to assess the Tender Offer and to prepare a recommendation to the Board. The Board engaged the investment banking firm of Jesup & Lamont Capital Markets, Inc. ("Jesup") to prepare a fairness opinion (the "Fairness Opinion") to assist the Independent Director in his review of the Tender Offer. Jesup was paid $100,000, plus expenses, by the Subject Company for the preparation of the Fairness Opinion. The Subject Company, along with CP Holdings, entered into separate Indemnification Agreements with Alfred Simon, the Independent Director and Jesup, in connection with their participation in the Tender Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(b) Securities Transactions. There have been no transactions in the Common Shares during the past 60 days involving the Subject Company nor any executive officer, director, affiliate or subsidiary of the Subject Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(d) Subject Company Negotiations. The Subject Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to (i) the Tender Offer or other acquisition of the Common Shares; (ii) any extraordinary transaction, such as a merger, reorganization, liquidation, involving the Subject Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Subject Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Subject Company.

ITEM 8.  ADDITIONAL INFORMATION

(b) Other Material Information.  None.

ITEM 9.  EXHIBITS

(A) Letter, dated October 25, 2001, sent by the Subject Company to its Stockholders.






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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              IIC INDUSTRIES INC.

                              By: /s/ SIR BERNARD SCHREIER
                                 -------------------------
                                 Sir Bernard Schreier,
                                 Chairman of the Board and President













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                                                                       EXHIBIT A
                                                                       ---------


                               IIC INDUSTRIES INC.
                               171 MADISON AVENUE
                            NEW YORK, NEW YORK 10016

October 25, 2001

Dear Stockholder:

         We are writing to you in connection with the recent tender offer (the "Tender Offer") by CP Holdings Limited ("CP Holdings"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC, to purchase all of the outstanding shares of common stock, $0.25 par value per share (the "Common Shares"), of IIC Industries Inc. (the "Company"), for $10.50 net per share in cash (the "Offer Price").

         The Board of Directors (the "Board") of the Company appointed the Company's sole independent director (the "Independent Director") to assess the Tender Offer and to prepare a recommendation to the Board. The Board engaged the investment banking firm of Jesup & Lamont Capital Markets, Inc. ("Jesup") to prepare a fairness opinion (the "Fairness Opinion") to assist the Independent Director in his review of the Tender Offer. On September 10, 2001, having completed his assessment, the Independent Director recommended that the stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable.

         While the Company believes, based on the Fairness Opinion, the recommendation of the Independent Director and other factors, that the Offer Price is fair and reasonable from a financial point of view to the stockholders of the Company, because of the conflict of interest as a result of the fact that CP Holdings is the majority stockholder of the Company and that a majority of the Company's directors consist of principals and management of CP Holdings, the Company is unable to take a position with respect to the Tender Offer. Stockholders should determine whether to accept the Tender Offer based upon their own assessment of, among other factors, current market value as well as the trading volume of the Common Shares and liquidity needs.

                                   Very truly yours,

                                   IIC Industries Inc.


                                   By: /s/ SIR BERNARD SCHREIER
                                       ------------------------
                                       Sir Bernard Schreier,
                                       Chairman of the Board and
                                       President